Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WaterRR, Inc
10052 Floating Island Way
Shepherd, MT 59079
www.waterrr.co

Up to $1,070,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: WaterRR, Inc
Address: 10052 Floating Island Way, Shepherd, MT 59079
State of Incorporation: DE
Date Incorporated: December 10, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 428,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $100.00

Perks

All investors will receive a GHG reduction certificate recognizing their Bronze, Silver, Gold, or Platinum level impact

Investors over $20,000 are invited, with a partner, to visit WaterRR headquarters in Montana for a weekend hosted by founders Bruce and Anne Kania at their beautiful estate, which is home to a unique array of experiments in sustainability that will provide a glimpse into the future of water. We will cover transfers from Billings airport and all meals and accommodations for a maximum of 3 nights and 2 days, for one party of 2 people.

Early-Bird Bonus Shares

- All investments over $1,000 will receive 10% bonus shares for the first 30 days
- All investments over $5,000 will receive 15% bonus shares for the first 30 days
- All investments over $10,000 will receive 20% bonus shares for the first 30 days

Investment-Based Bonus Shares (ongoing after early-bird special expires)

- $5,000 tier – 10% bonus shares
- $10,000 tier – 15% bonus shares
- $20,000 tier – 20% bonus shares

INVESTMENT TIERS WITH PERKS AND BONUS SHARES

1. $500 tier – GHG reduction certificate (Bronze)
2. $1,000 tier- GHG reduction certificate (Silver)
3. $5,000 tier- GHG reduction certificate (Gold), and 10% Bonus shares
4. $10,000 tier- GHG reduction certificate (Platinum), 15% bonus shares
5. $20,000 tier- Weekend at Shepherd hosted by Bruce and Anne Kania and 20% bonus shares

The Company and its Business

Company Overview

WaterRR is a subsidiary of Floating Island International (FII), the world leader in floating treatment wetland technology with its BioHaven⊠ Floating Islands. WaterRR, Inc takes a new variant of the BioHaven product into a specific market sector, domestic wastewater, and offers a turnkey solution. Thousands of small communities across the U.S. treat their sewage in wastewater lagoons. These lagoons are much less effective at removing pollution - especially excess nutrients - than the mechanical systems used by larger cities. Enter the BioHaven Water Resource Recovery system: it generates revenue for those same communities while it delivers clean wastewater effluent and GHG prevention. Our system farms nutrients out of wastewater and cycles them into valuable landscape plants and trees. FII is the sole shareholder in WaterRR. The reasons WaterRR was formed as a separate company are: the turnkey approach, which includes growing and harvesting trees, is a departure from the FII business model; the business of FII crosses many sectors, such as coastal restoration, stormwater, ponds and lakes and standard wastewater treatment, whereas WaterRR focuses solely on harvesting product on wastewater lagoons; there is an R&D component to WaterRR that is yet to be proven; the management of FII can be independent of WaterRR. As a licensee of FII, WaterRR will have access to the existing IP of FII, to its manufacturing capability through its existing licensees and will potentially have a relationship with FII's sales and implementation force to assist with identifying and implementing WaterRR projects. The license is the same format as FII's other licenses. WaterRR will purchase the license from FII for a fee of $150,000 (to be paid in increments). The IP licensed will include 2 new patents specific to WaterRR that are being prosecuted by FII. WaterRR will have the right to use the BioHaven trademark. Royalties will be paid to FII by the manufacturer directly, not by WaterRR. At present, Bruce and Anne Kania are principals of WaterRR and of FII. Bruce and Anne are Directors of both FII and WaterRR (FII has two other Directors who are not associated with WaterRR). Alicia is FII's Client Relationship Manager and a Director of WaterRR. We are in the early stages of devolving the operations management of FII. Our patent attorney is drafting a statement about the license terms, which will be executed during 2019.

Competitors and Industry

While Water Resource Recovery (WRR) technologies are a growing trend in the large mechanical treatment systems in large cities, WaterRR is one of the first to bring WRR to lagoon-based wastewater systems. We're ahead of the competition by developing a modular, scalable technology that is affordable and creating a method by which these systems can generate revenue so that the projects pay for themselves. By taking a nudge from nature's nutrient pathways, we have learned ways to recycle nutrients into products of value. Currently, the only other resource recovery option available to small towns with wastewater lagoons is land application of sewage water and sludge. This is an expensive and problematic course of action, with potential negative impacts on human health. Instead of taking the water to the farm, as with land application, we're taking the farm to the water.

Current Stage and Roadmap

WaterRR, Inc is a subsidiary of Floating Island International, Inc (FII), which has patented both BioHaven® floating island (natural flow) and BioHave Floating Streambed (forced circulation) treatment systems, collectively referred to as BioHavens®, BioHaven floating islands or BioHave FTWs. They have been in the market since 2005. WaterRR Inc. will license the rights to FII's patent portfolio and trademarks and BioHaven® brand in respect to the wastewater market. WaterRR's innovation is a new prototype design that builds on the proven success of BioHaven® floating islands for treatment of wastewater, while integrating heat for improved treatment and harvestable landscape plants and trees for revenue generation. Several additional revenue products are currently in development. We're currently seeking at least 2 demonstration projects for 2019 to prove efficacy and establish ROI.

The Team

Officers and Directors

Name: Alicia Pettys

Alicia Pettys's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: December 10, 2018 - Present
  Responsibilities: Member of executive management team

- **Position:** Director
  Dates of Service: December 10, 2018 - Present
  Responsibilities: Oversee mangement

Other business experience in the past three years:

- **Employer:** Off the Beaten Path Wedding, LLC
  Title: Co-Founder
  Dates of Service: April 20, 2018 - Present
  Responsibilities: Lead Wedding Planner, bookkeeping, administration and marketing.

Other business experience in the past three years:

- **Employer:** Northern Plains Resource Council
  Title: Lead Community Organizer
  Dates of Service: November 14, 2014 - January 31, 2018

Responsibilities: Supporting citizen action committees on local foods, clean energy, and smart growth.

Other business experience in the past three years:

- **Employer:** Floating Island International
  Title: Client Relationship Manager
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Manage inquiries, quotes and communication with clients in FII's direct sales territory. Support Executive Team in developing and supporting network of Sales Reps, including creating quotes for reps.

Other business experience in the past three years:

- **Employer:** WaterRR
  Title: Director
  Dates of Service: December 10, 2018 - Present
  Responsibilities: Oversight of Management

Other business experience in the past three years:

- **Employer:** WaterRR
  Title: Vice-President, Client Relationships
  Dates of Service: December 10, 2018 - Present
  Responsibilities: Marketing and Sales support

Name: Anne Kania

Anne Kania's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Vice-President
  Dates of Service: December 10, 2018 - Present
  Responsibilities: Administration

- **Position:** Director
  Dates of Service: December 10, 2018 - Present
  Responsibilities: Oversight

- **Position:** Officer (Treasurer)
  Dates of Service: December 10, 2018 - Present
  Responsibilities: Financial management and administration

Other business experience in the past three years:

- **Employer:** Joy of Hunting
  Title: Owner
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Guide and train pheasant hunters

Name: Bruce Kania

Bruce Kania's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 10, 2018 - Present
  Responsibilities: Oversight, shareholder value

- **Position:** CEO
  Dates of Service: December 10, 2018 - Present
  Responsibilities: Run the company to add value for shareholders, customers, the environment and staff

Other business experience in the past three years:

- **Employer:** Fountainhead, LLC
  Title: CEO / Owner
  Dates of Service: January 01, 1999 - Present
  Responsibilities: R&D, patent development

Other business experience in the past three years:

- **Employer:** Floating Island International
  Title: CEO
  Dates of Service: July 01, 2005 - Present
  Responsibilities: Run the company, report to shareholders and directors

Other business experience in the past three years:

- **Employer:** Floating Island International
  Title: Director
  Dates of Service: July 01, 2005 - Present
  Responsibilities: Lead the Board in its decision making

Other business experience in the past three years:

- **Employer:** Joy of Hunting
  Title: Owner
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Guide hunters

Other business experience in the past three years:

- **Employer:** WaterRR
  Title: CEO
  Dates of Service: December 10, 2018 - Present
  Responsibilities: Run the company, report to shareholders and directors

Other business experience in the past three years:

- **Employer:** WaterRR
  Title: Director
  Dates of Service: December 10, 2018 - Present
  Responsibilities: Oversee management of the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the water/environmental industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $140,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this

additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing wastewater treatment technology. Our revenues are therefore dependent upon the market for wastewater treatment technology, and the regulations that drive that market.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our WRR BioHaven floating islands. Delays or cost overruns in the development of our WRR BioHaven floating islands and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations, as it relates to the solar thermal heating components and growing trees for sale.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

WaterRR, Inc. was formed on December 10, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that BioHaven WaterRR is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable, Further, we have never turned a profit and there is no assurance that we will ever be profitable, though our parent company, FII has been profitable in past years.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such

changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

We have licensed patents from FII that they might not be able to protect properly

One of the Company's most valuable assets is its license of intellectual property. Due to the value, competitors may misappropriate or violate the rights owned by the Company. FII intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

FII's trademarks, copyrights, and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass FII's trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if FII's trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose the value of its sublicense.

The cost of enforcing FII's trademarks and copyrights could prevent FII from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of FII's trademarks or copyrights, FII might choose not to file suit because they lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because FII believes that the cost of enforcing their trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. FII choosing not to enforce their trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing the value of our sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if FII is unable to enforce their trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

License not yet finalized

There is a very minor risk that, as the license terms are not fully agreed upon, that material changes might occur. The company is reliant upon an agreement with its parent company, FII, to be successful.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Floating Island International	1,560,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,560,000 outstanding.

Voting Rights

The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights

Distributions.

To the extent certain sections of the Corporations Code of any state set forth minimum
requirements for the Company's retained earnings and/or assets that would otherwise be applicable to distributions made by the Company in connection with the repurchase of shares of Common Stock issued to or held by employees, consultants, advisors, officers, directors, or other service providers of the Company or any of the Company's subsidiaries at a price not greater than the amount paid by such person for such shares upon termination of his or her employment or services pursuant to agreements providing for the right of said repurchase or upon exercise of a
first refusal, where such agreements were authorized by the Board, such distributions may be made without regard to any "preferential dividends arrears amount," "preferential rights amount," or similar concept.

What it means to be a minority holder

As a minority holder of Common Stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $15.60
  Number of Securities Sold: 1,560,000
  Use of proceeds: Nothing yet
  Date: December 10, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
WaterRR can cover salary expenses for 2 months with no additional revenue, which will be focused on sales presentations in Montana. Sales revenue from FII can support WaterRR, in the form of an interest-free loan. In order to become fully operational, the company needs to raise revenues to cover salaries for 12 months ($72,000), a license fee to operate internationally using FII patent ($150,000) and general sales and marketing expenses of $20,000 for the first 12 months. R&D to develop the solar island and demonstration of $50,000: total $292,000 in the first 12 months.

Foreseeable major expenses based on projections:
WaterRR's major expenses will be salary costs for generating proposals, responding to inquiries, setting up demonstration projects, investigating nursery options, and testing removable planters. The other substantive expense will be for testing of the prototype solar system, including materials costs if not donated by vendor for R&D.

Future operational challenges:
We are currently a small company with a team of 3; we will need to grow at the right pace and bring on new people to cover key roles and geography in a timely fashion. We need to have enough employees to handle all the work. We must expand our network of sales reps, distributors, and installers to expand our sales reach, and train them to be effective. Finally, we must identify nurseries and solar companies to partner with to achieve our product goals.

Future challenges related to capital resources:
We must get projects from proposal to close in order to receive payment. Our lengthy sales cycle (12 months+) can mean cash flow is tight until the customer's deposit is received.

Future milestones and events:
2019 - Success of Joliet, Montana wastewater treatment pilot project for wintertime

ammonia removal (FII current project funded by Montana DEQ) will open up sales for cold-weather lagoons that will benefit WaterRR. Summer 2019: Anticipated first sale of demonstration WRR project. 2019 - 2020: Successful testing and implementation of BioHaven WRR system will be a game-breaker. We must prove the ability of the solar thermal system to increase island matrix temperatures and winter wastewater treatment. We must also demonstrate the ability to harvest commercial landscape trees from our islands and find a market for their sale, and thus prove out our ROI projections.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Cash on hand of $300

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The campaign funds are critical to being able to move forward in a timely fashion, without having to fund the company from FII revenues. Funding the new market effort from FII revenues would mean taking longer to establish WaterRR and losing the opportunity to be first to market with our technology.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
Yes the funds from this campaign are necessary to the viability of the company. Without the crowdfunding campaign funds, the Company will progress slowly, funded in small amounts over time from FII revenues. More than 95% of our total funds will come from this crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
WaterRR will be able to operate for 4 months if we raise $10,000. This is based on salary estimates for the projected workload. We would have to scale back on marketing, sales materials and other expenses, and the license fee installment to FII until we succeeded in raising additional funds.

How long will you be able to operate the company if you raise your maximum funding goal?
If we reach our $107,000 maximum funding goal, WaterRR can operate for 1-2 years without sales revenue, and indefinitely with projected sales revenue from projects. This includes employee salaries; expenses associated with prototyping the solar heating components of the WRR system ($30,000); marketing, sales materials and other expenses; association and conference fees; travel to customer sites; and the $150,000 license fee to FII.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In the future, WaterRR may consider another equity crowdfunding raise. Once we've established cash flows and revenue, we would be able to open a line of credit with a traditional bank, or could borrow against sales contracts. Additionally, WaterRR will have access to federally-guaranteed loans through the USDA and SBA. These are all possible sources of capital that WaterRR would consider in the future.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Floating Island International
  Names of 20% owners: Bruce Kania
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Floating Island International is a 31.2% owner of common stock in WaterRR, Inc.
  Material Terms: FII purchased 1,560,000 shares of common stock in WaterRR, Inc on December 10, 2018, at a price of $.00001 per share, for a total purchase cost of $15.60.

- **Name of Entity:** Floating Island International
  Names of 20% owners: Bruce Kania
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: WaterRR will become a licensee of FII upon payment of a license fee of $150,000. This license is currently in negotiation and may be subject to change.
  Material Terms: WaterRR will pay a license fee to FII of $150,000. This will give WaterRR the right to practice FII's patents, including 2 specific to WaterRR. WaterRR will use FII's manufacturers to fulfill sales of BioHavens and these manufacturers will pay a royalty to FII per their own license terms. This license is currently in negotiation and may be subject to change.

Valuation

Pre-Money Valuation: $3,900,000.00

Valuation Details: We are a newly-formed company with no revenue to date. However, there is significant value in WaterRR's license of the BioHaven technology and brand for the U.S. wastewater market, the substantial R&D that has been already conducted, and numerous independent studies that prove our efficacy.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Company Employment*
  14.0%
  Employee salaries

- *License Fee*
  80.0%
  Licensing BioHaven technology and brand from patent-holder Floating Island International

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *License Fee*
  14.0%
  Licensing BioHaven technology and brand from Floating Island International

- *Marketing*
  15.0%
  Direct marketing to municipalities, attending conferences, association fees, marketing materials, and creation of digital assets such as videos.

- *Company Employment*
  25.0%
  Bringing in new Executive Management Team members, including CEO or CFO. Employee salaries for existing employees. Adding a full-time marketing person and additional sales staff in target markets.

- *Research & Development*
  30.0%
  Prototype development, design services, and technical advising for WRR BioHaven module, including solar thermal and electric components.

- *Operations*
  10.0%
  Administration, including legal and accounting services. Further development and support of our rep network. Travel and miscellaneous expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.waterrr.co (Under reports tab).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/waterrr-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WaterRR, Inc

[See attached]

WaterRR, Inc.

REVIEWED FINANCIAL STATEMENTS
DECEMBER 31, 2018

KEVIN T. KING & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANT

WaterRR, Inc.

TABLE OF CONTENTS

KEVIN T. KING & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANT
PO Box 21285 | Billings MT 59102 | Office: (406) 371-5618 | Fax: (888) 371-2407 | www.kevin-king.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Board of Directors and Stockholders
WaterRR, Inc.

We have reviewed the accompanying balance sheet of WaterRR, Inc. (a corporation), as of December 31, 2018, and the related statements of income, stockholders equity and cash flows for the 22 day period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatements whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services promulgated by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Kevin T. King & Company, P.C.

Kevin T. King & Company, P.C.
Billings, Montana
February 26, 2019

WaterRR, Inc.
Balance Sheet
December 31, 2018

ASSETS

Current assets
    Related party - receivable $ 16

      Total assets $ 16

LIABILITIES AND STOCKHOLDERS' EQUITY

Total Liabilities $ -

Stockholders' equity
  Common Stock; $.00001 par value, authorized 5,000,000 shares;
    1,560,000 shares outstanding   16

    Total stockholders equity   16

      Total liabilities and stockholders' equity $ 16

WaterRR, Inc.
Statement of Income
For the Period Ended December 31, 2018

Contract Income	
Revenue	$ -
Cost of Revenue	-
Gross profit	-
Operating expenses	-
Operating Income	-
Other income and (expenses)	
Interest expense	-
Other income and (expenses)	-
Total other income (expenses)	-
Net income before provision for income taxes	-
Provision for income taxes	-
Net income after income taxes	$ -

See accompanying notes and independent accountant's review report

WaterRR, Inc.
Statement of Stockholders' Equity
For the Period Ended December 31, 2018

	Shared Issued	Common Stock		Retained Earnings		Total Stockholders Equity	
Balance at December 10, 2018	1,560,000	$	16	$	-	$	16
Net income after taxes	-		-		-		-
Balance at December 31, 2018	1,560,000	$	16	$	-	$	16

WaterRR, Inc.
Statement of Cash Flows
For the Period Ended December 31, 2018

Cash flows from operating activities		
Net income	$	-
Adjustments to reconcile net income to net		
Depreciation		-
cash used by operating activities:		-
Net cash provided by (used in) operating activities		-
Cash flows from investing activities		-
Net cash (used in) investing activities		-
Cash flows from financing activities		-
Net cash provided by (used in) financing activities		-
Net decrease in cash and cash equivalents		-
Cash and cash equivalents, beginning of the period		-
Cash and cash equivalents, end of the period	$	-
Supplementary Information		
Interest paid	$	-
Income taxes paid	$	-

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

WaterRR, Inc. (the Company) was form in December 10, 2018 in the State of Delaware and its headquarters are located in Shepherd, Montana. The Company licenses' BioHaven Water Resource Recovery systems in order to generate income from sewage lagoons. The BioHaven Water Resource Recovery systems perform affordable water treatment, and assist local communities comply with their discharge permits. The BioHaven Water Resource Recovery systems assist compliant lagoons with cost effective water treatment, as well as sequester greenhouse gases to mitigate climate change. The sewage lagoons (BioHaven Floating Islands), are one the few existing technologies that can be used to recycle the "waste" into a desirable commercial product(s) that can be harvested and sold.

Basis of Presentation
The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and Cash Equivalents
For purposes of the statements of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of less than three months or less to be cash equivalents. The Company maintains cash balances with several banking institutions. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Periodically the amount on deposit may exceed the federally insured limit of the institution. As of December 31, 2018, there were no bank accounts that exceeded the insured limits.

Revenue Recognition
The Company recognizes revenues from net sales of BioHaven technology and associated components (such as: baffles, aerators, solar and thermal panels) with the Company acting as a master distributor. The Company recognizes revenue from its installation contracts, which are performed directly by the Company or sub-contracted out, revenue is recognized when the installation project is complete. The Company recognized revenue for parts and services at the time the service is performed or the part is sold and delivered.

Equipment and Intellectual Property
Equipment and intellectual property is recorded cost. Expenditures for renewals and improvements which significantly add to the productive capacity and extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income

The Company provides for depreciation and amortization of equipment and intellectual property using the straight-line method over the estimated service lives of the items of property, which range from 5 to 20 years. There was no depreciation or amortization expense recognized in during the period ended December 31, 2018.

WaterRR, Inc.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment and Intellectual Property (continued)
The Company reviews the carrying value of equipment and intellectual property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undisclosed expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, the manner in which the equipment is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment at December 31, 2018.

Fair Value Measurements of Investments
Investments are stated at fair value following applicable requirements of accounting policies generally accepted in the United States of America. Fair value is defined as the price the Company would receive upon selling an asset in an orderly transaction between market participants at the measurement date. Fair market values are determined by the most relevant available and observable inputs and are classified into three levels.

Level 1	Quoted prices in active markets for identical assets or liabilities. Example: listed securities.
Level 2	Directly or indirectly observable inputs other than quoted prices included in Level 1. Example: thinly traded securities.
Level 3	Unobservable inputs that are not corroborated by market data and reflect the entity's assumptions for pricing. Example: private equity funds.

Inputs are used in applying the valuation techniques and broadly refer to the assumptions that the Company uses to make valuation decisions, assumptions about risk. Inputs may include quoted market prices, recent transactions, manager statements, periodicals, newspapers, provisions with agreements with investment managers, and other factors. An investment's level within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the Company's perceived risk of that investment.

Investments in cash equivalents, mutual funds, debt securities, and certain domestic and international equities are valued based on quoted market prices, and are therefore, typically classified within Level 1.

Although the Company uses its best judgment in determining fair value, the values presented herein are not necessarily indicative of the amount that the Company could realize in a current transaction. Future events could affect the estimates of fair value and could be material to the financial statements. These events could also affect the amount realized upon redemption of the investments.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, contracts in progress, equipment, and accounts payable for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if any accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Accrued Vacation
The Company does not accrue for compensated absences, as management asserts that the Company's obligation is immaterial to the financial statements taken as whole.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Subsequent Events
Management has evaluated subsequent events through February 26, 2019, the date the financial statements were available for issue.

NOTE 2. RELATED PARTIES

WaterRR, Inc. is wholly owned by Floating Island International, Inc. (FII), which has developed BioHaven technology over the past 13 years. WaterRR and Floating Island International are both managed by Bruce Kania, Chief Executive Officer, who owns 21% of the outstanding common stock of Floating Island International. The Company has a $16 related party receivable due from Floating Island International as of December 31, 2018, related is the issue of its common stock on December 10, 2018

NOTE 2. RELATED PARTIES (Continued)

WaterRR is committed to license the BioHaven brand and technology from Floating Island International for $150,000. The amount due will be paid in installments, and WaterRR is not obligated to make any payments to Floating Island International until WaterRR has secured water recovery system contracts.

NOTE 3. COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4. STOCKHOLDERS EQUITY

As of December 31, 2018, the Company has authorized 5,000,000 shares of common stock. Once December 10, 2018, the Company issued and 1,560,000 shares of common stock, which are outstanding as of December 31, 2018.

NOTE 5. DEBT

As of December 31, 2018, the Company has no outstanding notes payable, no lines of credit available, no letters of credit available, and no or other debt instruments available.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





This offering is not live or open to the public at this moment.

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

WaterRR

The Future of Wastewater Recovery

Small OPO, Environment
US Investors Only

Overview Team Terms Updates Comments Share

Creating Clean Water, Capturing Value from "Waste"

Invest in WaterRR

WaterRR is innovating in the wastewater cleanup sector, building on the successful use of BioHaven Floating Islands to treat wastewater lagoons. Floating Island International (FII) introduced BioHaven® technology in 2005 and has launched more than 8,000 floating islands worldwide. Now, with some key innovations, **WaterRR is creating a paradigm shift in small-town sewage treament with BioHaven Water Resource Recovery.**

WaterRR's vision is to create both **economic and social value** from wastewater cleanup. Our clients are communities and municipalities that treat their sewage with open lagoons. **Our system generates revenue while cleaning the water.** BioHavens harness the fertilizer value of wastewater to grow valuable plants and trees.



As a critical side benefit, BioHaven floating islands **prevent the most potent of greenhouse gases that often emit from polluted water**. They offer a novel way for a community to take climate action and engage its citizens with their water utility, through Arbor Days and "greening" projects.

Without changing their infrastructure, we help these communities improve water quality and stay in compliance with new, more rigid environmental standards, saving them an expensive upgrade or hefty fines.

At the same time, we reduce greenhouse gases with our effective wastewater treatment system and, through Resource Recovery, create benefits for the community, their people and the environment. By investing, you share in our success and **help us help them help the world. You may live downstream!**

The Offering

Investment

$2.50/share of Common Stock | When you invest you are betting the company's future equity value will exceed $4M.

Investment Bonuses

Early-Bird Bonus Shares
All investments over $1,000 will receive 10% bonus shares for the first 30 days
All investments over $5,000 will receive 15% bonus shares for the first 30 days
All investments over $10,000 will receive 20% bonus shares for the first 30 days

Investment-Based Bonus Shares (ongoing after early-bird special expires)
$5,000 tier – 10% bonus shares
$10,000 tier – 15% bonus shares
$20,000 tier – 20% bonus shares

Perks*
Campaign Perks
All investors will receive a GHG reduction certificate recognizing their Bronze, Silver, Gold, or Platinum level impact. Investors over $20,000 are invited, with a partner, to visit WaterRR headquarters in Montana for a weekend hosted by founders Bruce and Anne Kania at their beautiful estate, which is home to a unique array of experiments in sustainability that will provide a glimpse into the future of water.

$500 tier – GHG reduction certificate (Bronze)

$1,000 tier- GHG reduction certificate (Silver)
$5,000 tier- GHG reduction certificate (Gold)
$10,000 tier- GHG reduction certificate (Platinum)
$20,000 tier- Weekend at Shepherd hosted by Bruce and Anne Kania
(Weekend includes transfers from Billings airport and all meals and accommodations for a maximum of 3 nights and 2 days, for one party of 2 people).

*All perks occur after the offering is completed

Cleaning Wastewater - Converting "Waste" into Value - Creating Community Revenue

---

A Paradigm Shift in Small-Town Sewage Treatment

All across the U.S., thousands of communities and municipalities are utilizing wastewater lagoons to treat their sewage. These lagoons are less effective than the mechanical systems used in larger cities, especially at removing excess nutrients that pollute water.

These lagoons can send nutrient-rich water downstream, which leads to harmful algae blooms.

Floating islands remove excess nutrients from wastewater, utilizing them to grow things that are commercially and environmentally viable -- like trees and fish that consume mosquito larvae.



Our system farms nutrients out of wastewater and cycles them into valuable landscape plants and trees. And it sequesters carbon, while preventing greenhouse gases, such as nitrous oxide and methane, from being generated in the first place by eliminating the conditions that produce them.

The water in poorly performing lagoons can generate methane and nitrous oxide, which are potent greenhouse gases. Nitrous oxide, for instance, is 300 times more harmful to the climate than carbon dioxide. *Communities whose sewage is treated in lagoons create up to five times as much greenhouse gas per capita than the rest of the country* (Calculations by Dr. Mark Reinsel, PhD).

This is where WaterRR's BioHaven Water Resource Recovery system steps in. It generates revenue for those same communities while it delivers clean wastewater effluent and prevents the most concentrated forms of greenhouse gas.

Building on Previous Success

Floating Island International first developed the BioHaven floating island technology that cleans up water in 2005. Since then, they have launched over 8,000 islands.



Since then, they have launched over 8,000 islands worldwide. They work with a network of licensees and distributors in the US and globally. Floating Island International and the Biohaven family of products have numerous patents behind its unique, groundbreaking technology.



WaterRR's Key Innovations

Our new BioHaven WaterRR design integrates solar thermal and solar electric components to raise the water temperature around the matrix to a projected 45 degrees Fahrenheit. Heating the surface area inhabited by beneficial microbes enhances their performance and addresses two of the massive water quality problems facing wastewater lagoons: cold weather ammonia removal and phosphorus uptake in winter.



The Science Behind WaterRR

Our BioHaven floating islands utilize nature's own innovations to clean wastewater. The science of adapting designs from nature to solve modern problems is called biomimicry. Through research into naturally-occurring floating islands around the world, we were able to model and design our BioHaven islands. **This means we are taking the best of nature and enhancing it through years of research and experimentation.**

BioHavens are like a floating mat. They're buoyant, yet resilient, allowing the growth of plants and trees. BioHavens can even support small buildings. **They are composed of recycled drinking water bottles formed into a high-integrity filter material, which is certified safe for use in water. It is very robust which means it can stand up to harsh weather and other tough conditions indefinitely.** The islands are coated with a UV-impermeable layer similar to an armor. This extends the lifespan of the islands all the way up to sixty years.

These islands develop a layer of microbes called biofilm that break down waste and other **harmful nutrients as the wastewater cycles around and through the island. The nutrients are converted** into valuable life forms like fish, plants, trees and pollinator invertebrates. We will work in tandem with local nurseries on the tree planting, and after three years, we will harvest and rotate the trees. The harvested trees will be re-potted and sold through our





partners.

Phosphorus Removal Mechanisms



3/ Tree and Root Uptake

5/ Other Biota - Insects, Crustaceans, Mammals, Amphibians and Reptiles

1/ Island Biomass

4/ Fathead Minnows

2/ Sediment Biomass

Container grown landscape trees and forage fish represent revenue opportunities for lagoon-based wastewater facilities.
BioHaven design allows for convenient and safe worker access.

What Makes Us Unique



BioHavens have survived 48-inch snowfalls in Alaska, and nearly a dozen hurricanes in the Gulf of Mexico. Our armored units are the most robust form of island available today.

For lagoon-based systems there are few technologies that can be used to retrofit existing lagoons – the alternative in many cases is to go to a concrete and steel system which is a huge jump up in infrastructure expense. **WaterRR improves treatment without requiring any change to**



the existing lagoon footprint.

Most importantly, **never before has there been a revenue solution for a small town's wastewater cleanup**. Forms of Water Resource Recovery (WRR) have been used by the large concrete and steel wastewater facilities around the world for a decade, but WaterRR is the first to bring it to the lagoon-based wastewater market. BioHavens provide optimal habitat for plants, trees, fish and beneficial pollinator insects. In the process we create a new prospective revenue stream for small communities across North America.

Because our islands are generating revenue through water resource recovery, **the ability to clean wastewater can now be a viable and affordable solutions for small communities** that have many competing needs for limited funds. As a result, many more projects will be completed than otherwise would have been, **which means we are helping reduce communities' pollution and carbon footprint without forcing them to make fiscal compromises.**

Instead of Taking the Water to the Farm,
We're Bringing the Farm to the Water

Becoming Part of the Community

WaterRR comes into small communities and municipalities with the goal of transforming their wastewater management without disrupting the existing system that's in place. WaterRR provides turnkey management of the landscaping trees in the BioHaven WRR system, from stewarding the trees and replanting as needed, to their eventual harvest and sale. All of this is done in conjunction with the community, and partnering with local nurseries.

Communities will find our floating islands to be the perfect place for celebrating Arbor Day or tree-planting days. We are bringing people together to make a difference in their own home.

Our outreach strategy centers around direct contact with



Our target demographic are those forward-looking municipalities with one or more of the following characteristics:

1. A growing population, and thus a desire to optimize their existing lagoons and avoid the need for expensive upgrades to a mechanical system.

2. Difficulty in meeting current or future discharge limits.

City Clerks and Public Works Directors. In Montana, we presented to the League of Cities and Towns and connected with the state Rural Water Association. We will use this same strategy in other states, with our network of reps, wetland specialists, plant stewards, and new field offices conducting the necessary on-the-ground outreach. We partner in this effort with both wetland scientists, ecological service providers and environmental engineering firms.

3. A commitment to reducing their GHG emissions, such as a Climate Action Plan.
4. Few competing priorities for public infrastructure investment (ie other needed upgrades to water or sewer systems).
5. The political will to make public investment in green infrastructure.

Operating Within the Market





As of 2015, about 25% of Americans had their waste treated by non-mechanical systems. These lagoon-based systems are much less efficient at removing pollutants than large municipal treatment plants. But for small towns, it is cost-prohibitive to build a large mechanized wastewater system and exporting the sewage to larger facilities often isn't financially feasible either. **Even though lagoon-based wastewater treatment is far less environmentally efficient and safe, it is the only option for many communities. Because of this, WaterRR is poised to seize a place in the market to provide much-needed innovation within this sector.**

Floating Island International has an extensive network composed of more than twenty licensee/manufacturers, reps and distributors in the United States and across the globe. Our reps and distributors operate across a variety of sectors, including wetland and stream restoration, lake management, green stormwater, and ecological engineering. They develop projects within their spheres of influence and promote new initiatives from Floating Islands International such as WaterRR.

The relationship with the local reps and distributors help connect us to landscape and environmental service providers across the country who have the ability to offer turnkey management in regions outside the West.

Additionally, we were recently accepted into the Water Research Federation's LIFT (Leaders Innovation Forum in Technology) program. The LIFT program brings together the best scientific minds and industry specialists to accelerate adoption of innovative water technologies. **This will help us grow significantly as well as spread the word about the importance of the work that WaterRR is doing.**





***"The (wastewater) sector has to redefine itself around resource management and recovery with a mission that includes watershed and source water management... and reclaiming nutrients through phosphorus recovery and other processes**. This would make residents more willing to act jointly with utilities as custodians of a critical resource like water."* Mahesh Lunani, Water Environment and Technology Magazine, January 2019

Invest in WaterRR

WaterRR is on the cusp of a major paradigm shift in the wastewater sector. **For the first time, we are providing towns a way to invest in their green future with a product that garners revenue**, eventually paying for itself.

Through WaterRR's exciting new design that integrates heat for improved wastewater treatment while growing harvestable landscape plants and trees, we are changing the face of Water Resource Recovery. WaterRR is proud to be a part of a movement to fix the world's water and is eager to continue being at the forefront of innovation, design and implementation in sustainable wastewater treatment.

2005 — NIWA Scientist visits Shepherd

Dr. Chris Tanner pioneered important research into nutrient and heavy-metal removal using BioHavens.

November 2006

2007 — Final Report published of a 2-year MBRCT grant

The same year, a $1.125M grant was awarded to FII to set up a production facility in California.

August 2008

February 2010 — The largest BioHaven was launched (40k sq. ft.)

It was launched into a wildlife reserve in the Klamath Basin area to attract native birds as part of a salmon protection program.

2016

January 2017 — A new business plan developed

Introduction of a direct sales model, where FII entered into sales in unlicensed parts of the world, through a network of distributors and reps.

April 2017

December 2018 — Formation of WaterRR

To focus on Water Resource Recovery innovation, demonstration and turnkey solutions.

December 2018

February 201 — Joined StartEngine

Now you can becor an investor!

Wastewater pilot at Wiconisco, PA

Managed by Brinjac Engineering, this small system demonstrated BioHavens' effectiveness in wastewater lagoons.

First license executed

With Louisiana company Martin Ecosystems, followed in November that year by a second license with BioHaven China.

Armoring

Armoring was introduced to provide a stable and tough exterior that is impenetrable by waterfowl and extremely resistant to UV light.

Installation of wastewater pilot project in Joliet, Montana

In partnership with Montana Department of Environmental Quality (DEQ) to measure efficacy at cold-weather ammonia removal.

Acceptance into the LIFT

Acceptance into the LIFT Technology Scan program for innovative wastewater solutions.

Meet Our Team



Bruce Kania

Founder and CEO

Bruce is a graduate of the University of Wisconsin-Madison. Since 1992, Bruce has focused his professional career on product invention, intellectual property development and licensing. His life-long fascination with the interrelation of natural and human systems, combined with his passion for the outdoors, led him to first conceive the idea for what eventually became the technology behind BioHaven floating BioHaven Floating Islands. Bruce continues to drive innovation at FII as Research Director responsible for product development and demonstration projects. In addition to his role as CEO and

Director of WaterRR, Bruce is the Chairman of the FII Board, as well as being the principal owner of Fountainhead, LLC, FII's parent company.



Anne Kania

Executive Vice President

A graduate in English from the University of Newcastle-upon-Tyne, Anne has lived in England, New Zealand and now Montana, where she has enjoyed a varied career in project management, civil claims investigation, technical training and professional singing. Anne has now worked alongside Bruce for more than a decade in a wide-ranging executive capacity.



Alicia Pettys

Vice President, Client Relationships

A summa cum laude graduate of Kalamazoo College in Michigan, Alicia pairs her passion for environmental sustainability and business in her role at FII managing client accounts. She joined FII in January 2018. Her previous experience includes organizing grassroots support for local food systems and clean energy policies in Montana.



Dr. Mark Reinsel

PhD, PE, FII Consultant

Dr. Reinsel is an expert in the analysis of treatment alternatives for industrial wastewater, groundwater, stormwater and drinking water. Mark has a doctorate in chemical engineering from the Center for Biofilm Engineering in Bozeman, Montana. He joined Floating Island International in 2009; he is also president of Apex Engineering in Missoula, Montana.



Frank Stewart

PE / FII Consulting Engineer

Frank has been contributing his considerable expertise in remediation of groundwater and surface water contamination to the Floating Island International team for over a decade. His contributions include patent writing, research, design, product development and technical consultation. Frank earned a BS in Electrical Engineering and an MS in Civil Engineering from Montana State University. He is a principal of Stewart Engineering in Bozeman, Montana.



Russ Van Lieshout

Marketing/Creative

Russ is passionate about creating experiences that connect people with great companies. He has over 3 decades of producing collateral that wins trust and drives sales - from small startups to big brands. He has professional experience in all forms of visual communication, innovative strategies and engagement campaigns - including web, print, video, email, graphics and signage.

Offering Summary

Company : WaterRR, Inc

Company	:	WaterRR, Inc
Corporate Address	:	10052 Floating Island Way, Shepherd, MT 59079
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$100.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	4,000
Maximum Number of Shares Offered	:	428,000
Price per Share	:	$2.50
Pre-Money Valuation	:	$3,900,000.00

Perks

All investors will receive a GHG reduction certificate recognizing their Bronze, Silver, Gold, or Platinum level impact

Investors over $20,000 are invited, with a partner, to visit WaterRR headquarters in Montana for a weekend hosted by founders Bruce and Anne Kania at their beautiful estate, which is home to a unique array of experiments in sustainability that will provide a glimpse into the future of water. We will cover transfers from Billings airport and all meals and accommodations for a maximum of 3 nights and 2 days, for one party of 2 people.

Early-Bird Bonus Shares

- All investments over $1,000 will receive 10% bonus shares for the first 30 days
- All investments over $5,000 will receive 15% bonus shares for the first 30 days
- All investments over $10,000 will receive 20% bonus shares for the first 30 days

Investment-Based Bonus Shares (ongoing after early-bird special expires)

- $5,000 tier – 10% bonus shares
- $10,000 tier – 15% bonus shares
- $20,000 tier – 20% bonus shares

INVESTMENT TIERS WITH PERKS AND BONUS SHARES

1. $500 tier – GHG reduction certificate (Bronze)
2. $1,000 tier- GHG reduction certificate (Silver)
3. $5,000 tier- GHG reduction certificate (Gold), and 10% Bonus shares
4. $10,000 tier- GHG reduction certificate (Platinum), 15% bonus shares
5. $20,000 tier- Weekend at Shepherd hosted by Bruce and Anne Kania and 20% bonus shares

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings



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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow WaterRR to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video:

In North America alone thousands of small communities treat their sewage in waste water lagoons. These lagoons are much less effective at removing pollution, especially excess nutrients, than the concrete and steel systems used by larger cities. Lagoon effluent is often impaired which means odor and penalties for the citizens and dead water heading downstream where it contributes to the increasing incidents of harmful algae blooms.

Water that's unsafe for both us and the creatures that live in it. Such impaired water can generate methane and nitrous oxide, both potent greenhouse gases that have farm more impact on the climate than carbon dioxide. The result, less than a quarter of the population creates up to five times as much green house gas per capita as the rest of the country.

WaterRR, a subsidiary of Floating Island International, solves these problems using the established BioHaven Floating Island Treatment System to capture the unwanted nutrients. It can deliver commercial value by converting them into plants and trees, which are then harvested and sold. Our system will turn what is, today, an ongoing expense and headache into revenue for thousands of small communities across the US.

Hello. Bruce Kania here, CEO of Floating Island International. I'm also a co-founder of WaterRR. FII has wonderful history of working with impaired water. With some 8000 Islands deployed worldwide, we've learned how to leverage nature's wetland effect to fix water.

More recently, we've learned that we can do the same with waste water and prevent massive volumes of greenhouse gas in the process. BioHaven Systems are also capable of generating revenue, making money for the client while doing good.

This is the vision for our water resource recovery initiative. WaterRR. Our name is what we do.

Today, the world's water challenges are bigger than ever and only compounded by our changing climate. But this is a time of hope, not of despair. With WaterRR, we can reduce our impact on this earth and live a little bit more gracefully with nature. You can make this happen.

Invest in the future of water today.

Tomorrow works too.

written text

BioHavens fundamentally change the economics of wastewater treatment. Lagoon-based Water Resource Recovery has terrific potential in both temperate and tropical climates. Application of state of the art floating treatment wetlands creates opportunities to recover nutrients, generate solar power and produce value-added products such as plants and fish. This new affordability can go a long way towards treating the massive water quality challenges the world is facing today.

Scott Wallace, Process Design Expert, President of Naturally Wallace Consulting, Stillwater, MN.

The use of floating islands in WRR projects represents a novel technology which has been demonstrated to significantly enhance performance in waste water treatment systems. Biofilm growth within the floating island matrix provides an advanced level of organic nutrient uptake. If aeration is added to FII systems, micobial activity in anaerobic zones can be reduced thereby lowering emissions of greenhouse gases including methane.

Al Cunningham, PhD, PE, Professor Emeritus of Civil Engineering, Center of Biofilm Engineering, MSU, Bozeman, MT

As a bioprocess engineer in the 21st century, what I like most about BioHavens is that they are "green," efficient and utilize natural processes by cycling nitrogen, phosphorus and carbon from wastewater into useful biomass. I see a large role for BioHavens in creating sustainable solutions for wastewater treatment and recovery. The possibility of generating solar or wind power from these floating platforms is a definite bonus.

Mark Reinsel, PE, PhD, Apex Engineering, Missoula, MT

I could have taken all that money I spent over the years on chemicals, and simply invested in a BioHaven solution which is much more natural way to transition water. Water stewardship is an important role and I'm proud that I've been able to make a positive difference.

Chuck Gainan, Land Owner, Boyd, MT.

Current-generation floating island products have been demonstrated that they can produce significant reductions of ecess nutrients from wastewater, thereby improving water quality for downstream waters. The next-generation floating island products which are being developed for WRR projects will be even more beneficial, because they will convert these excess waterwaste nutrients into commercially valuable products. The possibility of generating electrical power from solar or wind energy is a bonus for these new systems.

Frank Stewart, PE, Civil and Electrical Engineer, Bozeman, MT.

Bruce and the team at Floating Island International are demonstrating resource recovery in a remarkable way at Fish Fry Lake, where what used to be dead water flowing into the Yellowstone River is now an incredible and productive fishery. Now the lake produces healthy fish that my grandchildren can catch instead of carpets of algae. This could be the model for urban lakes across the country and help sustain the health of our critically important streams and rivers.

Mike Penfold, State of Montana, N. Dakota, S. Dakota, and Alaska BLM Director, Retired.

Floating Islands "Water Resource Recovery Initiative" is a most impressive creative idea that should encourage the implementation of flaoting islands across the world and our nation by providing a return on investment with a harvestable product of landscaping trees from the islands. Wastewater treatment of lagoons being one area most amendable to this concept for enhanced water treatment and increased nutrient removal. Their concept for the addition of solar panels for powering aeration and for the thermal warming of the islands almost makes the man made islands even more biologically effective in winter for cold climate areas.

Cornelius (Andy) Valkenburg, PhD, Analytical Chemist and Environmental Scientist, Corporate Quality Assurance Officer.

As an artist, it is my job to recognize and elevate the exceptional when I see it. For well over a decade I have had the privilege of observing closely, the passion, dedication and energy that Bruce and Anne bring to their work. I would highly encourage others who are interested in water quality to look closely at the fantastic results that have been achieved through the natural process of "Floating Islands".

Charles Fritz, 8912 Susanna Drive, Billings, MT.

WaterRR

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